File No. 812-15276

UNITED STATES OF

AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

John Hancock Asset-Based Lending Fund

John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Christopher Sechler, Esq.
200 Berkeley Street

Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Lincoln Street
Boston, Massachusetts 02111

This Application (including Exhibits) contains 96 pages

As filed with the Securities and Exchange Commission on November 5, 2021

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EXHIBITS

Exhibit A - Resolutions of the Initial Trustees of John Hancock Asset-Based Lending Fund

Exhibit B - Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

Exhibit C - Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

Exhibit D - Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE

COMMISSION WASHINGTON, D.C. 20549

IN THE MATTER OF:

JOHN HANCOCK ASSET-BASED LENDING FUND AND JOHN HANCOCK INVESTMENT MANAGEMENT LLC	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

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Investment Company Act of 1940

File No. 812-15276

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

I. THE PROPOSAL

John Hancock Asset-Based Lending Fund (the “Trust”) is a newly organized Massachusetts business trust that is registered under the Act and that will operate as a non-diversified, closed-end management investment company. John Hancock Investment Management LLC (the “Advisor”) will serve as the Trust’s investment adviser.1 The Trust and the Advisor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Trust to issue multiple classes of common shares (“Shares”)2 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Advisor or any entity controlling, controlled by, or under common control with the Advisor (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,3 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) or relies on Rule 23c-3 under the Act (each, a “Future Fund,” and together with the Trust, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this First Amended and Restated Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Trust intends to make a continuous public offering of its shares. The Trust’s initial Registration Statement filed on Form N-2 seeking to register shares of beneficial interest under the Act (“Initial Registration Statement”), which has not yet been declared effective by the Commission, seeks to register one initial class of Shares, “Common Shares.” Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the Trust receives the requested relief, it may seek to register one or more additional share classes, each with its own fee and expense structure.

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

It is currently contemplated that the Trust’s Common Shares will retain their current sales charge structure. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales Charge Rule”).4

II. STATEMENT OF FACTS

1 The term “investment adviser” is defined in Section 2(a)(20) of the Act.

2 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).

3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

4 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

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A.	John Hancock Asset-Based Lending Fund (the “Trust”)

The Trust has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register common shares under the Act. As of the date of the filing of this Application, the Trust’s Initial Registration Statement has not yet been declared effective by the Commission. The Trust is a Massachusetts business trust. The Trust is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Trust’s investment objective will be to provide high current income and to a lesser extent capital appreciation. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments. The Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The Fund will invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the Trust’s initial subadvisor (“Marathon”), rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, illiquidity and/or investment complexity.

The Trust’s address is c/o John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116.

B.	John Hancock Investment Management LLC (the “Advisor”)

The Advisor is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisors Act of 1940, as amended. The Advisor will serve as the Trust’s investment adviser pursuant to an advisory agreement (the “Advisory Agreement”). The Advisory Agreement is subject to approval by the Trust’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust and by the Trust’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Advisory Agreement. Under the terms of the Advisory Agreement, Advisor will select and contract with one or more investment subadvisers, including Marathon, to manage the investments and determine the composition of the assets of the Trust (“Subadvisors”) ; provided, that any contract with a Subadvisor (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Trust or the Advisor. Subject always to the direction and control of the Trustees of the Trust, the Advisor will monitor each Subadvisor’s management of the Trust’s investment operations in accordance with the investment objectives and related investment policies, as set forth in the Trust’s registration statement with the Commission and review and report to the Trustees of the Trust on the performance of such Subadvisor.

C.	Other Provisions

From time to time, the Trust may create additional classes of shares, the terms of which may differ between Common Shares, pursuant to and in compliance with Rule 18f-3 under the Act.

Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.

III. EXEMPTION REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares might

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be deemed to result in the issuance of a class of “senior security”5 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.6 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent

5 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

6 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

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with investor protection.7 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.8 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.9 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.10 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.11

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.12 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.13

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section

7 Id. at 424.

8 Id. at 439-40.

9 Id. at 424.

10 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

11 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

12 Protecting Investors at 439-40; Proposing Release at 27.

13 See, e.g., The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

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13(a).14 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .”

The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,15 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.16

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The

14 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

15 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

16 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

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proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.17 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that any allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.18 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for funds of funds including registered funds of hedge funds.21 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master

17 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund; supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

18 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

20 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

21 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

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Fund), LLC.22 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.23

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,24 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.25

22 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

23 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

24 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

25 Id.

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As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

VIII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.26

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Trust’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Trust) and John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Advisor) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

26 See The Optima Dynamic Alternatives Fund, supra note 13; MVP Private Markets Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

11 /96

John Hancock Asset-Based Lending Fund
Dated: November 5, 2021
	By:	/s/ Andrew G. Arnott
Name: Andrew G. Arnott
Title: President

John Hancock Investment Management LLC
Dated: November 5, 2021
	By:	/s/ Jay Aronowitz
Name: Jay Aronowitz
Title: Chief Investment Officer

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EXHIBIT A

Resolutions of the Trustees of John Hancock Asset-Based Lending Fund

RESOLVED,

that the officers of the Trust are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”) and it is;

FURTHER RESOLVED,	that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the Commission to request the Order.

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EXHIBIT B

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he has duly executed the attached application dated November 5, 2021 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he has duly executed the attached application dated November 5, 2021 for and on behalf of John Hancock Investment Management LLC in his capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer
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EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

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~~40-APP/A 1 fp0068456_40appa.htm~~

File No. ~~812-15250~~812-15276

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d~~- 1~~-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

John Hancock Asset-Based Lending Fund

~~The Optima Dynamic Alternatives Fund Optima Asset~~
John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Joshua B. Deringer~~Christopher

Sechler, Esq.
200 Berkeley Street

~~Faegre Drinker Biddle &~~

~~Reath LLP One Logan~~

~~Square, Ste. 2000~~

~~Philadelphia, PA 19103~~

~~joshua.deringer@faegredrinker.com~~

Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Lincoln Street
Boston, Massachusetts 02111

~~Geoffrey M.~~

~~Lewis Chief~~

~~Financial Officer~~

~~Optima Asset~~

~~Management LLC 10~~

~~East 53rd Street, 29th~~

~~Floor New York, NY~~

~~10022~~

~~geoffrey.lewis@optima.com~~

16 /96

~~Page 1 of 29 sequentially numbered pages~~This Application (including Exhibits) contains 96 pages

As filed with the Securities and Exchange Commission on ~~September 7~~November 5, 2021

17 /96

~~I.~~	~~THE PROPOSAL~~		~~3~~

IX.	THE PROPOSAL		3

X.		STATEMENT OF FACTS	4

	A.	John Hancock Asset-Based Lending Fund (the “Trust”)	4

	~~A.~~	~~The Optima Dynamic Alternatives Fund (the “Initial Fund”)~~	~~4~~

~~4~~	~~C.~~	~~Other Provisions~~	~~5~~

XI.	EXEMPTION REQUESTED ~~5~~		6
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	~~A.~~	~~The Multi-Class System~~	~~5~~

	A.	The Multi-Class System	6

	B.	Asset-Based Distribution and/or Service Fees ~~5~~	6

~~IV.~~	~~COMMISSION AUTHORITY~~		~~5~~

	~~A.~~	~~Background~~	~~6~~

	A.	Background	6

	B.	~~B.~~ Multiple Classes of Shares ~~—~~– Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act	7

	~~C.~~	~~Asset-Based Distribution and/or Service Fees~~	~~10~~

~~VII.~~	~~CORPORATE ACTION~~		~~11~~

	~~VIII.~~	~~CONCLUSION~~	~~11~~

	C.	Asset-Based Distribution and/or Service Fees	10

	XIV.	APPLICANTS’ CONDITION	11

	XV.	CORPORATE ACTION	11

	XVI.	CONCLUSION	11

EXHIBITS

Exhibit A ~~—~~- Resolutions of the ~~Board of~~Initial Trustees of ~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund

Exhibit B ~~—~~- Verifications of ~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund and ~~Optima Asset~~John Hancock Investment Management LLC

Exhibit C - Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

Exhibit ~~C —~~D - Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on ~~July 23~~October 21, 2021 (File No. ~~812-15250~~812-15276)

19 /96

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE

COMMISSION WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~THE OPTIMA DYNAMIC ALTERNATIVES~~JOHN HANCOCK ASSET-BASED LENDING FUND AND ~~OPTIMA ASSET~~JOHN HANCOCK INVESTMENT MANAGEMENT LLC

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE

17d-1 THEREUNDER.

20 /96

Investment Company Act of 1940 File

No. ~~812-15250~~ 812-15276

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

IX.	THE PROPOSAL

~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund (the “~~Initial Fund~~Trust”) is a newly organized ~~Delaware statutory~~Massachusetts business trust that is registered under the Act and that will operate as a non-diversified, closed-end management investment company. ~~Optima Asset~~John Hancock Investment Management LLC (the “~~Adviser~~Advisor”) will serve as the ~~Initial Fund’s~~Trust’s investment ~~adviser1~~adviser.27 The ~~Initial Fund~~Trust and the ~~Adviser~~Advisor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and

(ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the ~~Initial Fund~~Trust to issue multiple classes of common shares (“Shares”)~~2~~ 28 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the ~~Adviser~~Advisor or any

27 The term “investment adviser” is defined in Section 2(a)(20) of the Act.

28 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).

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entity controlling, controlled by, or under common control with the ~~Adviser~~Advisor (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,~~3~~ 29 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) or relies on Rule 23c-3 under the Act (each, a “Future Fund,” and together with the ~~Initial Fund~~Trust, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this First Amended and Restated Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Trust intends to make a continuous public offering of its shares. The Trust’s initial Registration Statement filed on Form N-2 seeking to register shares of beneficial interest under the Act (“Initial Registration Statement”), which has not yet been declared effective by the Commission, seeks to register one initial class of Shares, “Common Shares.” Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the Trust receives the requested relief, it may seek to register one or more additional share classes, each with its own fee and expense structure.

~~The Initial Fund’s initial Registration Statement filed on Form N-2 (“Initial Registration Statement”) seeks to register the Initial Fund, which currently proposes to issue one initial class of Shares, “Founders Class” (“Founders Class Shares”). Shares of the Initial Fund will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Founders Class Shares, until receipt of the requested relief. The Initial Fund’s Initial Registration Statement contemplates utilizing UMB Distribution Services, LLC, a registered broker-dealer under the Exchange Act, as the Distributor to the Fund. UMB Distribution Services, LLC and any future placement agent or distributor/principal underwriter of the Funds (the “Distributor”) will be unaffiliated with the Adviser.~~

~~1 The term “investment adviser” is defined in Section 2(a)(20) of the Act.~~

~~2 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).~~

~~3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

It is currently contemplated that the ~~Initial Fund’s Founders Class Shares will not be subject to other expenses such as distribution and/or service fees or an early repurchase fee (defined below). Such~~Trust’s Common Shares will retain their current sales charge structure. The Funds may in the future offer additional classes of Shares ~~of the Initial Fund may (but would not necessarily) be subject to front-end sales loads, distribution and/or service fees and/or an early repurchase fee (defined below). If this Application for an order is granted, then one or more additional classes of Shares of the Initial Fund or other Funds may or may not be offered in the future.~~and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales

Charge Rule”).~~4~~30

X. STATEMENT OF FACTS

D.	~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund (the “~~Initial Fund~~Trust”)

The ~~Initial Fund~~Trust has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register common shares under the Act. ~~The Initial Fund is a Delaware Statutory Trust. The Initial Fund is~~As of the date of the filing of this Application, the Trust’s Initial Registration

29 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

30 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

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Statement has not yet been declared effective by the Commission. The Trust is a Massachusetts business trust. The Trust is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ~~Initial Fund’s primary~~Trust’s investment objective will be to ~~generate meaningful risk adjusted returns over time.The Initial Fund will operate as a “fund of funds” whereby the Initial Fund’s assets will be allocated, in percentages determined at the discretion of the Adviser, among a range of investment vehicles (“Underlying Funds”) that are managed by a select group of experienced institutional managers (“Underlying Managers”) chosen for their expertise in implementing various strategies. The Underlying Funds will generally be private investment funds that are not registered under the Act. The Initial Fund will represent a core alternative portfolio allocation that is designed to stand on its own or provide a complement to existing alternative allocations. The Initial Fund will generally allocate more than 80% of its assets to Underlying Managers. However, to manage the Initial Fund’s liquidity, the Initial Fund may also invest in a variety of liquid instruments, such as cash, money market mutual funds,~~provide high current income and to a lesser extent capital appreciation. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments. The Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The Fund will invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the Trust’s initial subadvisor (“Marathon”), rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, illiquidity and/or investment complexity.

23 /96

~~obligations of the U.S. Government, its agencies or instrumentalities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. The Initial Fund’s address is c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212.~~

The Trust’s address is c/o John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116.

E.	~~Optima Asset~~John Hancock Investment Management LLC (the “~~Adviser~~Advisor”)

The ~~Adviser~~Advisor is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment ~~Advisers~~Advisors Act of 1940, as amended. The ~~Adviser~~Advisor will serve as the ~~Initial Fund’s~~ Trust’s investment adviser pursuant to an advisory agreement (the “~~Investment Management~~Advisory Agreement”). The ~~Investment Management~~Advisory Agreement is subject to approval by the ~~Initial Fund’s~~Trust’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the ~~Initial Fund~~Trust and by the ~~Initial Fund’s~~Trust’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the ~~Investment Management~~Advisory Agreement. Under the terms of the ~~Investment Management~~Advisory Agreement, ~~and subject to the authority of the Board, the Adviser will be responsible for the overall~~Advisor will select and contract with one or more investment subadvisers, including Marathon, to manage the investments and determine the composition of the assets of the Trust (“Subadvisors”) ; provided, that any contract with a Subadvisor (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Trust or the Advisor. Subject always to the direction and control of the Trustees of the Trust, the Advisor will monitor each Subadvisor’s management of the ~~Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s~~Trust’s investment operations in accordance with the investment objectives~~, policies, and restrictions. The Adviser’s address is 10 East 53rd Street, 29th Floor, New York, NY 10022.~~ and related investment policies, as set forth in the Trust’s registration statement with the Commission and review and report to the Trustees of the Trust on the performance of such Subadvisor.

~~4 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.~~

F.	Other Provisions

From time to time, the ~~Initial Fund~~Trust may create additional classes of shares, the terms of which may differ ~~from Founders Class~~between Common Shares, pursuant to and in compliance with Rule 18f-3 under the Act. ~~It is currently contemplated that Founders Class~~

~~Shares will not be subject to distribution and/or service fees or an early repurchase fee, and any additional class of Shares of the Initial Fund or other Funds issued in the future may (but would not necessarily) be subject to a front-end sales load, distribution and/or service fees and/or an early repurchase fee (defined below).~~ Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year.~~5~~  Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. ~~The Initial Fund may in the future impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.~~

XI. EXEMPTION REQUESTED

C.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of “senior security”~~6~~ 31 within the meaning of Section 18(g) of the Act that would violate

31 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

24 /96

the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

D.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

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XII. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~5 An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.~~

~~6 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.~~

XIII. DISCUSSION

D.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~7~~ 32 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.~~8~~ 33 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on

32 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

33 Id. at 424.

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sponsors’ ability to offer innovative products that would take advantage of the vast array of ~~semi-liquid~~semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~9~~ 34 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~10~~35 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~11~~36 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.12~~1993.37

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~13~~38 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.~~14~~39

~~7 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.~~

~~8       Id. at 424.~~

~~9       Id. at 439-40.~~

~~10 Id. at 424.~~

~~11 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).~~

~~12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e- 3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.~~

~~13 Protecting Investors at 439-40; Proposing Release at 27.~~

E.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-

34 Id. at 439-40.

35 Id. at 424.

36 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

37 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

38 Protecting Investors at 439-40; Proposing Release at 27.

39 See, e.g., The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

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end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~15~~ 40 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

40 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

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Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company .

. .. to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .”

~~14 See, e.g., Keystone Private Income Fund and Keystone National Group, LLC, Inv. Co. Act Rel. Nos. 33917 (July 1, 2020) (Notice) and 33957 (July 28, 2020) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos. 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Inv. Co. Act Rel. Nos. 33610 (Aug. 27, 2019) (Notice) and 33632 (Sept. 24, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Inv. Co. Act Rel. Nos. 33513 (June 19, 2019) (Notice) and 33558 (July 16, 2019) (Order);Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order); Susa Registered Fund, L.L.C. and Susa Fund Management LLP, Inv. Co. Act Rel. Nos. 31975 (Jan. 29, 2016) (Notice) and 32004 (Feb. 24, 2016) (Order); and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, Inv. Co. Act Rel. Nos. 31512 (Mar. 25, 2015) (Notice) and 31562 (Apr. 22, 2015) (Order).~~

~~15 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.~~

The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a ~~multi- class~~multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

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The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~16~~ 41 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~17~~42

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

~~16 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).~~

~~17 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.~~

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable ~~front- end~~front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly-situated~~similarly situated closed-end funds.~~18~~ 43 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that ~~the proposed~~any allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of

41 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

42 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

43 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund; supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

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shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~19~~ 44 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports20~~ reports45 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~21~~ 46 Each Fund will include these disclosures in its shareholder reports and prospectus.

44 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

45 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

46 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

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Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for ~~fund~~funds of funds including registered funds of hedge funds.~~22~~ 47 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Keystone Private Income Fund and Keystone National Group, LLC,~~ Hamilton Lane Private Assets Fund ~~and Hamilton Lane Advisors, L.L.C., Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Lord Abbett Credit Opportunities Fund,~~, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, ~~Susa Registered Fund, L.L.C and Susa Fund Management LLP, and Princeton~~Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master Fund ~~and Princeton Fund Advisors~~), LLC.~~23~~ 48 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

~~18 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

~~19 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.~~

~~20 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).~~

~~21 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).~~

~~22 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.~~

~~23 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

F.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution

47 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

48 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

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and/or service fee.~~24~~49

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

49 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

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In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b~~-1,25~~ -1,50it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-l~~17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~26~~51

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~24 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.~~

~~25 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).~~

~~26 Id.~~

XIV. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

50 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

51 Id.

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XV. CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

XVI. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~27~~52

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the ~~Initial Fund’s~~Trust’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o ~~UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212 (Initial Fund) and 10 East 53rd Street, 29th Floor, New York, NY 10022 (Adviser)~~John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Trust) and John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Advisor) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * * ~~Signature Page Follows~~

~~27 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

Signature Page Follows

52 See The Optima Dynamic Alternatives Fund, supra note 13; MVP Private Markets Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

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~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund

Dated: November 5, 2021

~~Dated: September 7, 2021~~		By:	/s/ Andrew G. Arnott
~~By:~~	~~/s/ Geoffrey M. Lewis~~		Name: Andrew G. Arnott
~~Name:~~	~~Geoffrey M. Lewis~~		Title: President
~~Optima Asset~~ John Hancock Investment Management LLC

~~Dated: September 7, 2021~~

Dated: November 5, 2021

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~~Lewis~~

By:	/s/ Jay Aronowitz
Name: Jay Aronowitz
Title: Chief ~~Financial~~Investment Officer
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EXHIBIT A

Resolutions of the ~~Board of~~ Trustees of ~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund

RESOLVED,

that the ~~President of The Optima Dynamic Alternatives Fund (the “Fund”) and his designees~~officers of the Trust are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the “~~SEC~~Commission”) pursuant to Section 6(c) of the ~~Investment Company Act of 1940, as amended (the “~~1940 Act~~”)~~  granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder~~ to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”) and it is;

FURTHER RESOLVED,

that the ~~President~~officers of the Fund ~~and his designees are hereby~~are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the ~~SEC~~Commission to request the Order~~; and~~

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~~FURTHER RESOLVED,that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.~~

EXHIBIT B

Verifications of ~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund and ~~Optima Asset~~John Hancock Investment Management LLC

The undersigned states that he has duly executed the attached application dated ~~September 7~~November 5, 2021 for and on behalf of ~~The Optima Dynamic Alternatives~~John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew G. Arnott
~~By:~~	~~/s/ Geoffrey M. Lewis~~
~~Name:~~	~~Geoffrey M. Lewis~~
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he has duly executed the attached application dated ~~September 7~~November 5, 2021 for and on behalf of ~~Optima Asset~~John Hancock Investment Management LLC in his capacity as ~~a~~ Chief ~~Financial~~Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
~~By:~~	~~/s/ Geoffrey M. Lewis~~
~~Name:~~	~~Geoffrey M. Lewis~~
Name:	Andrew G. Arnott
Title:	Chief ~~Financial~~Investment Officer

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~~EXHIBIT C~~

~~Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on July 23, 2021 ( File No. 812-15250)~~

~~File No. 812-[ ]15250~~

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d- 1 THEREUNDER.~~

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)~~

~~In the Matter of:~~

~~The Optima Dynamic Alternatives Fund~~

~~Optima Asset Management LLC~~

~~PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:~~

~~Joshua B. Deringer, Esq.~~

~~Faegre Drinker Biddle & Reath LLP~~

~~One Logan Square, Ste. 2000~~

~~Philadelphia, PA 19103~~

~~joshua.deringer@faegredrinker.com~~

~~WITH A COPY TO:~~

~~Geoffrey M. Lewis~~

~~Chief Financial Officer~~

~~Optima Asset Management LLC~~

~~10 East 53rd Street, 29th Floor~~

~~New York, NY 10022~~

~~geoffrey.lewis@optima.com~~

~~Page 1 of 47 29 sequentially numbered pages (including Exhibits)~~

~~As filed with the Securities and Exchange Commission on July 23September 7, 2021~~

~~I.  THE PROPOSAL~~	~~3~~
~~II. STATEMENT OF FACTS~~	~~4~~

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~~A.  The Optima Dynamic Alternatives Fund (the “Initial Fund”)~~	~~4~~
~~B.  Optima Asset Management LLC (the “Adviser”)~~	~~4~~
~~4 C.  Other Provisions~~	~~45~~
~~III. EXEMPTION REQUESTED~~	~~5~~
~~A. The Multi-Class System~~	~~5~~
~~B.  Asset-Based Distribution and/or Service Fees~~	~~5~~
~~IV. COMMISSION AUTHORITY~~	~~5~~
~~V. DISCUSSION~~	~~56~~
~~A. Background~~	~~56~~
~~B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act~~	~~7~~
~~C. Asset-Based Distribution and/or Service Fees~~	~~910~~
~~VI. APPLICANTS’ CONDITION~~	~~1011~~
~~VII. CORPORATE ACTION~~	~~11~~
~~VIII. CONCLUSION~~	~~11~~

~~EXHIBITS~~

~~Exhibit A — Resolutions of the Board of Trustees of The Optima Dynamic Alternatives Fund~~

~~Exhibit B — Verifications of The Optima Dynamic Alternatives Fund and Optima Asset Management LLC~~

~~Exhibit C — Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on July 23, 2021 ( File No. 812-15250)~~

EXHIBIT C

~~Exhibit C —~~ Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified

~~Identified~~ as Substantially Identical under Rule 0-5(e)(3)

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~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~WASHINGTON, D.C. 20549~~

~~IN THE MATTER OF:~~

~~THE OPTIMA DYNAMIC ALTERNATIVES FUND AND OPTIMA ASSET MANAGEMENT LLC~~

~~FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.~~

~~Investment Company Act of 1940~~

~~File No. 812-[ ]15250~~

~~I. THE PROPOSAL~~

~~The Optima Dynamic Alternatives Fund (the “Initial Fund”) is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a non-diversified, closed-end investment company. Optima Asset Management LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser28. The Initial Fund and the Adviser are referred to~~

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~~herein as the “Applicants.”~~

~~The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and~~

~~(ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of common shares (“Shares”)29 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.~~

~~Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,30 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this First Amended and Restated aApplication (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.~~

~~The Initial Fund’s initial Registration Statement filed on Form N-2 (“Initial Registration Statement”) seeks to register the Initial Fund, which currently proposes to issue one initial class of Shares, “Founders Class” (“Founders Class Shares”). Shares of the Initial Fund will be sold only to persons who certify that they are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Founders Class Shares, until receipt of the requested relief. The Initial Fund’s Initial Registration Statement contemplates utilizing UMB Distribution Services, LLC, a registered broker-dealer under the Exchange Act, as the Distributor to the Fund. UMB Distribution Services, LLC and any future placement agent or distributor/principal underwriter of the Funds (the “Distributor”) will be unaffiliated with the Adviser.~~

 ~~28 The term “investment adviser” is defined in Section 2(a)(20) of the Act.~~

  ~~29 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).~~

~~30 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.~~

~~It is currently contemplated that the Initial Fund’s Founders Class Shares will not be subject to other expenses such as distribution and/or service fees or an early repurchase fee (defined below). Such additional classes of Shares of the Initial Fund may (but would not necessarily) be subject to front-end sales loads, distribution and/or service fees and/or an early repurchase fee (defined below). If this Application for an order is granted, then one or more additional classes of Shares of the Initial Fund or other Funds may or may not be offered in the future.~~

~~Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales Charge Rule”).31~~

~~II. STATEMENT OF FACTS~~

~~A. The Optima Dynamic Alternatives Fund (the “Initial Fund”)~~

~~The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act~~

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~~of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register under the Act. The Initial Fund is a Delaware Statutory Trust. The Initial Fund is a non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund’s primary investment objective will be to generate meaningful risk adjusted returns over time.The Initial Fund will operate as a “fund of funds” whereby the Initial Fund’s assets will be allocated, in percentages determined at the discretion of the Adviser, among a range of investment vehicles (“Underlying Funds”) that are managed by a select group of experienced institutional managers (“Underlying Managers”) chosen for their expertise in implementing various strategies. The Underlying Funds will generally be private investment funds that are not registered under the Act. The Initial Fund will represent a core alternative portfolio allocation that is designed to stand on its own or provide a complement to existing alternative allocations. The Initial Fund will generally allocate more than 80% of its assets to Underlying Managers. However, to manage the Initial Fund’s liquidity, the Initial Fund may also invest in a variety of liquid instruments, such as cash, money market mutual funds, obligations of the U.S. Government, its agencies or instrumentalities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. The Initial Fund’s address is c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212.~~

~~B. Optima Asset Management LLC (the “Adviser”)~~

~~The Adviser is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended. The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Management Agreement”). The Investment Management Agreement is subject to approval by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 10 East 53rd Street, 29th Floor, New York, NY 10022.~~

~~31 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.~~

~~C. Other Provisions~~

~~From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Founders Class Shares pursuant to and in compliance with Rule 18f-3 under the Act. It is currently contemplated that Founders Class Shares will not be subject to distribution and/or service fees or an early repurchase fee, and any additional class of Shares of the Initial Fund or other Funds issued in the future may (but would not necessarily) be subject to a front-end sales load, distribution and/or service fees and/or an early repurchase fee (defined below). Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year.32 Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund may in the future impose a 2.00 percent Early Repurchase Fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.~~

~~III. EXEMPTION REQUESTED~~

~~A. The Multi-Class System~~

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~~Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of “senior security”33 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.~~

~~B. Asset-Based Distribution and/or Service Fees~~

~~Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.~~

~~IV. COMMISSION AUTHORITY~~

~~Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.~~

~~Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.~~

~~32 An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.~~

~~33 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.~~

~~V. DISCUSSION~~

~~A. Background~~

~~In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.34 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.~~

~~Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and~~

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~~provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.~~

~~In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.35 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.36 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.37 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.~~

~~In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.38 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.39~~

~~The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.40 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.41~~

~~34 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.~~

~~35 Id. at 424.~~

~~36 Id. at 439-40.~~

~~37 Id. at 424.~~

~~38 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).~~

~~39 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e- 3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.~~

~~40 Protecting Investors at 439-40; Proposing Release at 27.~~

~~B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act~~

~~Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.~~

~~A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the~~

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~~declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).42 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”~~

~~Section 18(i) provides:~~

~~Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company .. . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.~~

~~Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . .. to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends”~~

~~41 See, e.g., Keystone Private Income Fund and Keystone National Group, LLC, Inv. Co. Act Rel. Nos. 33917 (July 1, 2020) (Notice) and 33957 (July 28, 2020) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos. 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Inv. Co. Act Rel. Nos. 33610 (Aug. 27, 2019) (Notice) and 33632 (Sept. 24, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Inv. Co. Act Rel. Nos. 33513 (June 19, 2019) (Notice) and 33558 (July 16, 2019) (Order);Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order); Susa Registered Fund, L.L.C. and Susa Fund Management LLP, Inv. Co. Act Rel. Nos. 31975 (Jan. 29, 2016) (Notice) and 32004 (Feb. 24, 2016) (Order); and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, Inv. Co. Act Rel. Nos. 31512 (Mar. 25, 2015) (Notice) and 31562 (Apr. 22, 2015) (Order).~~

~~42 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.~~

~~The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.~~

~~Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a multi- class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.~~

~~By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.~~

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~~Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.~~

~~The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,43 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.44~~

~~Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.~~

~~Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.~~

~~43 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).~~

~~44 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.~~

~~In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front- end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.45 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.~~

~~Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other~~

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~~characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.46 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports47 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.48 Each Fund will include these disclosures in its shareholder reports and prospectus.~~

~~Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.~~

~~In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.49 Applicants will comply with all such applicable disclosure requirements.~~

~~The requested relief is similar to the exemptions discussed above granted by the Commission to Keystone Private Income Fund and Keystone National Group, LLC, Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Lord Abbett Credit Opportunities Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, Susa Registered Fund, L.L.C and Susa Fund Management LLP, and Princeton Private Equity Fund and Princeton Fund Advisors, LLC.50 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.~~

~~45 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

~~46 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.~~

~~47 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).~~

~~48 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).~~

~~49 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.~~

~~50 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

~~C. Asset-Based Distribution and/or Service Fees~~

~~Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.51~~

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~~Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.~~

~~In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.~~

~~Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.~~

~~Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,52 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:~~

~~The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.53~~

~~As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).~~

~~51 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.~~

~~52 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).~~

~~53 Id.~~

~~VI. APPLICANTS’ CONDITION~~

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~~Applicants agree that any order granting the requested relief will be subject to the following condition:~~

~~Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.~~

~~VII. CORPORATE ACTION~~

~~The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.~~

~~VIII. CONCLUSION~~

~~For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.~~

~~Applicants submit that the exemptions requested conform substantially to the precedent cited herein.54~~

~~As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.~~

~~Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212 (Initial Fund) and 10 East 53rd Street, 29th Floor, New York, NY 10022 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.~~

~~* * * * *~~

~~Signature Page Follows~~

~~54 See Keystone Private Income Fund and Keystone National Group, LLC, supra note 14; Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., supra note 14; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 14; Lord Abbett Credit Opportunities Fund, et al., supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14; Susa Registered Fund, L.L.C. and Susa Fund Management LLP, supra note 14; and Princeton Private Equity Fund and Princeton Fund Advisors, LLC, supra note 14.~~

~~The Optima Dynamic Alternatives Fund~~

~~Dated: July 23September 7, 2021~~	~~By:~~	~~/s/ Geoffrey M. Lewis~~
~~Name:Geoffrey M. Lewis~~
~~Title: President~~

~~Optima Asset Management LLC~~

~~Dated: July 23September 7, 2021~~	~~By:~~	~~/s/ Geoffrey M. Lewis~~
~~Name:Geoffrey M. Lewis~~
~~Title: Chief Financial Officer~~

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~~EXHIBIT A~~

~~Resolutions of the Board of Trustees of The Optima Dynamic Alternatives Fund~~

~~RESOLVED,~~	~~that the President of The Optima Dynamic Alternatives Fund (the “Fund”) and his designees are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”);~~

~~FURTHER RESOLVED, that the President of the Fund and his designees are hereby authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order; and~~

~~FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.~~

~~EXHIBIT B~~

~~Verifications of The Optima Dynamic Alternatives Fund and Optima Asset Management LLC~~

~~The undersigned states that he has duly executed the attached application dated July 23September 7, 2021 for and on behalf of The Optima Dynamic Alternatives Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By: /s/ Geoffrey M. Lewis Name:Geoffrey M. Lewis~~

~~Title: President~~

~~The undersigned states that he has duly executed the attached application dated July 23September 7, 2021 for and on behalf of Optima Asset Management LLC in his capacity as a Chief Financial Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By: /s/ Geoffrey M. Lewis Name:Geoffrey M. Lewis~~

~~Title: Chief Financial Officer~~

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EXHIBIT ~~C~~D

Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on ~~July 23~~October 21, 2021 (File No. ~~812-15250~~812-15276)

~~Marked Copies of the Application Showing Changes from the Final Versions of the Two applications Identified~~

~~as Substantially Identical under Rule 0-5(e)(3)~~

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~~40-APP 1 fp0065988_40app.htm~~

File No. ~~812-[ ]~~812-15276

UNITED STATES OF

AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

John Hancock Asset-Based Lending Fund

~~MVP Private Markets Fund Portfolio Advisors,~~
John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Joshua B. Deringer~~Christopher

Sechler, Esq.
200 Berkeley Street

~~Faegre Drinker Biddle &~~
~~Reath LLP One Logan~~
~~Square, Ste. 2000~~
~~Philadelphia, PA 19103~~

Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Lincoln Street
Boston, Massachusetts 02111

~~Daniel Dwyer~~

~~Portfolio Advisors, LLC~~

~~9 Old Kings Highway South Darien,~~
~~Connecticut 06820~~

This Application (including Exhibits) contains ~~48~~96 pages

As filed with the Securities and Exchange Commission on ~~June 29~~November 5, 2021

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~~I.~~	~~THE PROPOSAL~~		~~3~~

XVII.	THE PROPOSAL		3

XVIII.	STATEMENT OF FACTS		4

	A.	John Hancock Asset-Based Lending Fund (the “Trust”)	4
		~~II. STATEMENT OF FACTS~~	~~4~~

	~~A.~~	~~MVP Private Markets Fund (the "Initial Fund")~~	~~4~~
		~~II. STATEMENT OF FACTS~~	~~5~~

~~III.~~		~~EXEMPTION REQUESTED~~	~~5~~

~~4~~	~~C. Other Provisions~~		~~5~~

	~~A. The Multi-Class System~~		~~5~~
	A.	The Multi-Class System	6
	B. Asset-Based Distribution and/or Service Fees ~~5~~		6
~~IV.~~	~~COMMISSION AUTHORITY~~		~~5~~

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EXHIBITS

Exhibit A ~~—~~- Resolutions of the Initial ~~Trustee of MVP Private Markets~~Trustees of John Hancock Asset-Based Lending Fund

Exhibit B ~~—~~- Verifications of ~~MVP Private Markets~~John Hancock Asset-Based Lending Fund and ~~Portfolio Advisors,~~John Hancock Investment Management LLC

Exhibit C ~~—~~- Marked ~~copies~~Copies of the Application ~~showing changes from the final versions of the two applications identified as substantially identical~~Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)~~.~~

Exhibit D - Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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~~2~~

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~MVP PRIVATE MARKETS~~JOHN HANCOCK ASSET-BASED LENDING FUND AND ~~PORTFOLIO ADVISORS,~~JOHN HANCOCK INVESTMENT MANAGEMENT LLC	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

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Investment Company Act of 1940 File

No. ~~812-[     ]~~812-15276

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

XVII.	THE PROPOSAL

~~MVP Private Markets~~John Hancock Asset-Based Lending Fund (the “~~Initial Fund~~Trust”) is a newly organized ~~Delaware statutory~~Massachusetts business trust that is registered under the Act and that will operate as a non-diversified, closed-end management investment company. ~~Portfolio Advisors,~~John Hancock Investment Management LLC (the “~~Adviser~~Advisor”) will serve as the ~~Initial Fund’s~~Trust’s investment ~~adviser1~~adviser.53 The ~~Initial Fund~~Trust and the ~~Adviser~~Advisor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and

(ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the ~~Initial Fund~~Trust to issue multiple classes of common shares (“Shares”)~~2~~ 54 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the ~~Adviser~~Advisor or any entity controlling, controlled by, or under common control with the ~~Adviser~~Advisor (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,~~3~~ 55 acts as investment adviser and which provides periodic liquidity with

53 The term “investment adviser” is defined in Section 2(a)(20) of the Act.

54 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).

55 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) or relies on Rule 23c-3 under the Act (each, a “Future Fund,” and together with the ~~Initial Fund~~Trust, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~application~~First Amended and Restated Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The ~~Initial Fund~~Trust intends to make a continuous public offering of its shares. The ~~Initial Fund’s~~Trust’s initial Registration Statement filed on Form N-2 seeking to register shares of beneficial interest under the Act (“Initial Registration Statement”), which has not yet been declared effective by the Commission, seeks to register ~~two~~one initial ~~classes~~class of Shares, “~~Class A Shares” and “Class I Shares”, each with its own fee and expense structure.~~Common Shares.” Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the ~~Initial Fund’s Initial Registration Statement is declared effective prior to receipt of~~Trust receives the requested relief, ~~the Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief. Shares of the Initial Fund will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended, and “qualified clients,” as defined in the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any future placement agent or distributor/principal underwriter of the Funds (the “Distributor”) will be unaffiliated with the Adviser.~~it may seek to register one or more additional share classes, each with its own fee and expense structure.

~~1 The term “investment adviser” is defined in Section 2(a)(20) of the Act.~~

  ~~2 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).~~

  ~~3 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3~~

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

It is currently contemplated that the ~~Initial Fund’s Class I~~Trust’s Common Shares will ~~not be subject to other expenses such as distribution and/or service fees, but may be subject to an early repurchase fee (defined below). The Initial Fund’s Class A may be subject to other expenses including a front-end sales load, distribution and/or service fees and an early repurchase fee~~retain their current sales charge structure. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales

Charge Rule”).~~4~~56

XVIII.	STATEMENT OF FACTS

A.	~~MVP Private Markets~~John Hancock Asset-Based Lending Fund (the “~~Initial Fund~~Trust”)

The ~~Initial Fund~~Trust has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register common shares under the Act. As of the date of the filing of this Application, the ~~Initial Fund’s~~Trust’s Initial Registration Statement has not yet been declared effective by the Commission. The ~~Initial Fund is a Delaware Statutory Trust. The Initial Fund~~Trust is a Massachusetts business trust. The Trust is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ~~Initial Fund’s primary~~Trust’s investment objective will be to ~~generate long-term capital appreciation by investing in a diversified portfolio of private market investments, with a focus on investments in mid-sized companies in the United States. The Initial Fund will seek to achieve its investment objective through a mix of investments (the “Fund Investments”) that is predominantly comprised of private equity, and to a lesser extent private credit. Fund Investments are expected to primarily consist of: (i) direct investments in the equity or debt of target companies and other private assets, typically in conjunction with third-party managers (“Sponsors”); (ii) purchases of existing interests in private equity~~

56 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

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~~or private credit funds (“Portfolio Funds”) and other private assets managed by Sponsors; (iii) subscriptions for new interests in Portfolio Funds; and (iv) short-term and liquid investments, including money market funds, short term treasuries, and/or other liquid investment vehicles. In addition, the Fund may invest in other alternative investment strategies that are intended to generate the cash flow, risk and return profiles of traditional private equity and private credit investments.~~provide high current income and to a lesser extent capital appreciation. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments. The Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The Fund will invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the Trust’s initial subadvisor (“Marathon”), rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, illiquidity and/or investment complexity.

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The ~~Initial Fund’s~~Trust’s address is c/o ~~Portfolio Advisors, LLC, 9 Old Kings Highway South, Darien, Connecticut 06820.~~John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116.

H.	~~Portfolio Advisors,~~John Hancock Investment Management LLC (the “~~Adviser~~Advisor”)

The ~~Adviser~~Advisor is a ~~Connecticut~~Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment ~~Advisers~~Advisors Act of 1940, as amended. The ~~Adviser~~Advisor will serve as the ~~Initial Fund’s~~ Trust’s investment adviser pursuant to an advisory agreement (the “~~Investment Management~~Advisory Agreement”). The ~~Investment Management~~Advisory Agreement is subject to approval by the ~~Initial Fund’s~~Trust’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the ~~Initial Fund~~Trust and by the ~~Initial Fund’s~~Trust’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the ~~Investment Management~~Advisory Agreement. Under the terms of the ~~Investment Management~~Advisory Agreement, ~~and subject to the authority of the Board, the Adviser will be responsible for the overall~~Advisor will select and contract with one or more investment subadvisers, including Marathon, to manage the investments and determine the composition of the assets of the Trust (“Subadvisors”) ; provided, that any contract with a Subadvisor (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Trust or the Advisor. Subject always to the direction and control of the Trustees of the Trust, the Advisor will monitor each Subadvisor’s management of the ~~Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s~~Trust’s investment operations in accordance with the investment objectives~~, policies, and restrictions. The Adviser’s address is 9 Old Kings Highway South, Darien, Connecticut 06820.~~ and related investment policies, as set forth in the Trust’s registration statement with the Commission and review and report to the Trustees of the Trust on the performance of such Subadvisor.

~~4 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.~~

~~4~~

I.	Other Provisions

From time to time, the ~~Initial Fund~~Trust may create additional classes of shares, the terms of which may differ between ~~Class A Shares and Class I~~Common Shares, pursuant to and in compliance with Rule 18f-3 under the Act.

Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year.~~5~~  Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. ~~The Initial Fund intends to impose a~~

~~2.00 percent Early Repurchase Fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.~~

XIX.	EXEMPTION REQUESTED

E.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of “senior security”~~6~~ 57 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

57 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

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F.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

XX.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or

62 /96

provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~5 An Early Repurchase Fee charged by a Fund is not the same as a contingent deferred sales load (“CDSL”) assessed by an open-end fund pursuant to rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.~~

~~6 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.~~

~~5~~

XXI.	DISCUSSION

G.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~7~~ 58 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.~~8~~ 59 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of ~~semi-liquid~~semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~9~~ 60 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~10~~ 61 The Division of Investment Management thus recommended giving the industry the ability to employ new

58 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

59 Id. at 424.

60 Id. at 439-40.

61 Id. at 424.

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redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~11~~ 62 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.12~~1993.63

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~13~~ 64 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.~~14~~65

~~7 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.~~

~~8       Id. at 424.~~

~~9       Id. at 439-40.~~

~~10 Id. at 424.~~

~~11 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).~~

~~12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e- 3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.~~

~~13 Protecting Investors at 439-40; Proposing Release at 27.~~

~~14 See, e.g., Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14,2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).~~

~~6~~

H.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-

62 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

63 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

64 Protecting Investors at 439-40; Proposing Release at 27.

65 See, e.g., The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

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end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section

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13(a).~~15~~ 66 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply .. . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . .

. to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . .. .”

The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a ~~multi- class~~multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

~~15 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.~~

~~7~~

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~16~~ 67 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~17~~68

66 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

67 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

68 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

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Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

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Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable ~~front- end~~front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly-situated~~similarly situated closed-end funds.~~18~~ 69 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that ~~the proposed~~any allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~19~~ 70 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports20~~ reports71 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~21~~ 72 Each Fund will include these disclosures in its shareholder reports and prospectus.

~~16 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).~~

~~17 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.~~

~~18 See Hamilton Lane Private Assets Fund; supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14 and FS Global Credit Opportunities Fund, supra note 14.~~

~~19 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.~~

~~20 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).~~

~~21 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).~~

~~8~~

69 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund; supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

70 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

71 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

72 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

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Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

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In June 2006, the Commission adopted enhanced fee disclosure requirements for ~~fund~~funds of funds including registered funds of hedge funds.~~22~~ 73 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master Fund), LLC.~~23~~ 74 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

I.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~24~~75

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

~~22 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.~~

~~23 See Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).~~

~~24 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.~~

73 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

74 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

75 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

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Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note

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that, at the same time the Commission adopted Rule 12b~~-1,25~~ -1,76 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-l~~17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~26~~77

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~25 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).~~

~~26 Id.~~

~~10~~

XXII.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

XXIII.	CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

XXIV.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~27~~78

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the ~~Initial Fund’s~~Trust’s Board are attached as Exhibit A to this Application in accordance with the requirements of

76 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

77 Id.

78 See The Optima Dynamic Alternatives Fund, supra note 13; MVP Private Markets Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

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Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o ~~Portfolio Advisors, LLC, 9 Old Kings Highway South, Darien, Connecticut 06820 (Initial Fund) and Portfolio Advisors, LLC, 9 Old Kings Highway South, Darien, Connecticut 06820 (Adviser)~~John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Trust) and John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Advisor) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * * ~~Signature Page Follows~~

~~27 See Hamilton Lane Private Assets Fund, supra note 14; Cresset Private Markets Opportunity Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 14; and FS Global Credit Opportunities Fund, supra note 14.~~

Signature Page Follows

~~11~~

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~~MVP Private Markets~~John Hancock Asset-Based Lending Fund

Dated: November 5, 2021	By:	/s/ Andrew G. Arnott
Name: Andrew G. Arnott
Title: ~~Trustee~~President

Dated: ~~June 29~~November 5, 2021	~~Portfolio Advisors,~~ John Hancock Investment Management LLC

	~~By:~~	~~/s/ Daniel Dwyer~~
~~Name:Daniel Dwyer~~

~~Dated: June 29, 2021~~	By:	/s/ Jay Aronowitz
Name: Jay Aronowitz
Title: ~~Managing Member~~Chief Investment Officer

~~12~~

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EXHIBIT A

Resolutions of the ~~Initial Trustee of MVP Private Markets~~Trustees of John Hancock Asset-Based Lending Fund

RESOLVED,

that the officers of ~~MVP Private Markets Fund (~~the ~~“Fund”)~~Trust are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the “~~SEC~~Commission”) pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”) and it is;

FURTHER RESOLVED,	that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the ~~SEC~~Commission to request the Order.
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~~13~~

EXHIBIT B

Verifications of ~~MVP Private Markets~~John Hancock Asset-Based Lending Fund and ~~Portfolio Advisors,~~John Hancock Investment Management LLC

The undersigned states that he has duly executed the attached application dated ~~June 29~~November 5, 2021 for and on behalf of ~~MVP Private Markets~~John Hancock Asset-Based Lending Fund in his capacity as ~~Trustee~~President of such entity and that all actions by the holders and other bodies necessary to

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authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew G. Arnott
~~/s/ Daniel Dwyer  Name:Daniel Dwyer~~
Name:	Andrew G. Arnott
Title:	~~Trustee~~ President

The undersigned states that he has duly executed the attached application dated ~~June 29~~November 5, 2021 for and on behalf of ~~Portfolio Advisors,~~John Hancock Investment Management LLC in his capacity as ~~Managing Member~~Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jay Aronowitz
~~/s/ Brian Murphy  Name:Brian Murphy~~
Name:	Jay Aronowitz
Title:	Managing Member Chief Investment Officer

~~14~~

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EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified

~~Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical~~as Substantially Identical under Rule 0-5(e)(3)~~.~~

~~15~~

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EXHIBIT D

Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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EXHIBIT D

Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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File No. ~~812-~~ 812-15276

UNITED STATES OF

AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:

John Hancock Asset-Based Lending Fund

John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Christopher Sechler, Esq.
200 Berkeley Street

Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Lincoln Street
Boston, Massachusetts 02111

This Application (including Exhibits) contains ~~14~~96 pages

As filed with the Securities and Exchange Commission on ~~October 21~~November 5, 2021

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EXHIBITS

Exhibit A - Resolutions of the Initial Trustees of John Hancock Asset-Based Lending Fund

Exhibit B - Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

Exhibit C - Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

Exhibit D - Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE

COMMISSION WASHINGTON, D.C. 20549

IN THE MATTER OF:

JOHN HANCOCK ASSET-BASED LENDING FUND AND JOHN HANCOCK INVESTMENT MANAGEMENT LLC	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.
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Investment Company Act of 1940

File No. ~~812-~~ 812-15276

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

XXV. THE PROPOSAL

John Hancock Asset-Based Lending Fund (the “Trust”) is a newly organized Massachusetts business trust that is registered under the Act and that will operate as a non-diversified, closed-end management investment company. John Hancock Investment Management LLC (the “Advisor”) will serve as the Trust’s investment adviser.79 The Trust and the Advisor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act and (ii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Trust to issue multiple classes of common shares (“Shares”)80 with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has previously been organized or that may be organized in the future for which the Advisor or any entity controlling, controlled by, or under common control with the Advisor (as that term is defined in Section 2(a)(9) of the Act), or any successor in interest to any such entity,81 acts as investment adviser and which provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) or relies on Rule 23c-3 under the Act (each, a “Future Fund,” and together with the Trust, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~application~~First Amended and Restated Application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Trust intends to make a continuous public offering of its shares. The Trust’s initial Registration Statement filed on Form N-2 seeking to register shares of beneficial interest under the Act (“Initial Registration Statement”), which has not yet been declared effective by the Commission, seeks to register one initial class of Shares, “Common Shares.” Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the Trust receives the requested relief, it may seek to register one or more additional share classes, each with its own fee and expense structure.

Shares will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

It is currently contemplated that the Trust’s Common Shares will retain their current sales charge structure. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based service and/or distribution fees for each class of Shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d) (the “FINRA Sales

Charge Rule”).82

79 The term “investment adviser” is defined in Section 2(a)(20) of the Act.

80 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest (such as interests or units) of a Fund (or any other registered closed-end management investment company relying on the requested order).

81 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

82 Any reference in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

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XXVI. STATEMENT OF FACTS

J.	John Hancock Asset-Based Lending Fund (the “Trust”)

The Trust has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register common shares under the Act. As of the date of the filing of this Application, the Trust’s Initial Registration Statement has not yet been declared effective by the Commission. The Trust is a Massachusetts business trust. The Trust is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Trust’s investment objective will be to provide high current income and to a lesser extent capital appreciation. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments. The Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The Fund will invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the Trust’s initial subadvisor (“Marathon”), rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, illiquidity and/or investment complexity.

The Trust’s address is c/o John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116.

K.	John Hancock Investment Management LLC (the “Advisor”)

The Advisor is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisors Act of 1940, as amended. The Advisor will serve as the Trust’s investment adviser pursuant to an advisory agreement (the “Advisory Agreement”). The Advisory Agreement is subject to approval by the Trust’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust and by the Trust’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Advisory Agreement. Under the terms of the Advisory Agreement, Advisor will select and contract with one or more investment subadvisers, including Marathon, to manage the investments and determine the composition of the assets of the Trust (“Subadvisors”) ; provided, that any contract with a Subadvisor (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Trust or the Advisor. Subject always to the direction and control of the Trustees of the Trust, the Advisor will monitor each Subadvisor’s management of the Trust’s investment operations in accordance with the investment objectives and related investment policies, as set forth in the Trust’s registration statement with the Commission and review and report to the Trustees of the Trust on the performance of such Subadvisor.

L.	Other Provisions

From time to time, the Trust may create additional classes of shares, the terms of which may differ between Common Shares, pursuant to and in compliance with Rule 18f-3 under the Act.

Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (“Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will equally apply to new class Shares and to all classes of Shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.

XXVII. EXEMPTION REQUESTED

G.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares might

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be deemed to result in the issuance of a class of “senior security”83 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

H.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

XXVIII. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

XXIX. DISCUSSION

J.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.84 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent

83 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value (“NAV”), receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

84 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

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with investor protection.85 Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.86 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.87 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.88 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.89

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.90 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.91

K.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of common stock might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section

85 Id. at 424.

86 Id. at 439-40.

87 Id. at 424.

88 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

89 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

90 Protecting Investors at 439-40; Proposing Release at 27.

91 See, e.g., The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); and FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order).

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13(a).92 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .”

The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposed Multi-Class System, owners of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,93 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.94

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The

92 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

93 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

94 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

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proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.95 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that any allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.96 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports97 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.98 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for funds of funds including registered funds of hedge funds.99 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master

95 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund; supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

96 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

97 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

98 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

99 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

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Fund), LLC.100 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

L.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.101

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,102 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.103

100 See The Optima Dynamic Alternatives Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar /Townsend Institutional Real Estate Fund, Inc., supra note 13; FS Global Credit Opportunities Fund, supra note 13; Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); and Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order).

101 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

102 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

103 Id.

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As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

XXX. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

XXXI. CORPORATE ACTION

The Fund’s Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

XXXII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.104

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Trust’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Trust) and John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts 02116 (Advisor) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

104 See The Optima Dynamic Alternatives Fund, supra note 13; MVP Private Markets Fund, supra note 13; Hamilton Lane Private Assets Fund, supra note 13; Cresset Private Markets Opportunity Fund, supra note 13; Triloma EIG Energy Income Fund, supra note 13; NorthStar/Townsend Institutional Real Estate Fund, Inc., supra note 13; and FS Global Credit Opportunities Fund, supra note 13.

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John Hancock Asset-Based Lending Fund

Dated: ~~October 21~~November 5, 2021	By:	/s/ Andrew G. Arnott
Name: Andrew G. Arnott
Title: President

John Hancock Investment Management LLC

Dated: ~~October 21~~November 5, 2021	By:	/s/ Jay Aronowitz
Name: Jay Aronowitz
Title: Chief Investment Officer
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EXHIBIT A

Resolutions of the Trustees of John Hancock Asset-Based Lending Fund

RESOLVED,	that the officers of the Trust are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”) and it is;

FURTHER RESOLVED,	that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the Commission to request the Order.
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EXHIBIT B

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he has duly executed the attached application dated ~~October 21~~November 5, 2021 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he has duly executed the attached application dated ~~October 21~~November 5, 2021 for and on behalf of John Hancock Investment Management LLC in his capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer
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EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

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EXHIBIT D

Marked Copy of First Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 21, 2021 (File No. 812-15276)

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